Exhibit (e)(38)
SURETY EXCESS OF LOSS REINSURANCE CONTRACT
entered into by and between
FIRST INSURANCE COMPANY OF HAWAII, LTD.
FIRST INDEMNITY INSURANCE OF HAWAII, INC.
FIRST FIRE AND CASUALTY INSURANCE OF HAWAII, INC.
FIRST SECURITY INSURANCE OF HAWAII, INC.
all of Honolulu, Hawaii
and
WESTERN SURETY COMPANY
Sioux Falls, South Dakota

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SURETY EXCESS OF LOSS REINSURANCE CONTRACT

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SURETY EXCESS OF LOSS REINSURANCE CONTRACT
(hereinafter referred to as “Contract”)
Effective Date: January 1, 2010
entered into by and between
FIRST INSURANCE COMPANY OF HAWAII, LTD.
FIRST INDEMNITY INSURANCE OF HAWAII, INC.
FIRST FIRE AND CASUALTY INSURANCE OF HAWAII, INC.
FIRST SECURITY INSURANCE OF HAWAII, INC.
all of Honolulu, Hawaii
(hereinafter collectively referred to as “Company”)
and
WESTERN SURETY COMPANY
Sioux Falls, South Dakota
(hereinafter referred to as “Reinsurer”)
In consideration of the terms and conditions set forth in this Contract, the Company and the Reinsurer agree as follows:
ARTICLE 1
SCOPE OF THE CONTRACT
This Contract is solely between the Company and the Reinsurer. Performance of respective obligations of each party under this Contract shall be rendered solely to the other party, except as specifically and expressly provided for in the Insolvency Article. The provisions of this Contract are intended solely for the benefit of the parties to and executing this Contract, and nothing in this Contract shall in any manner create, or be construed to create, any obligations to or establish any rights against any party to this Contract in favor of any third parties or other persons not parties to and executing this Contract.

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ARTICLE 2
BUSINESS COVERED
The Company shall reinsure with the Reinsurer and the Reinsurer shall accept as reinsurance from the Company the Company’s net excess liability under the Contract Bond Business described in this Contract. The terms of this Contract shall determine the rights and obligations of the parties.
ARTICLE 3
TERRITORY
The territorial limits of this Contract shall be identical with those of the Company’s Contract Bond Business.
ARTICLE 4
COMMENCEMENT AND EXPIRATION
The Contract shall take effect on January 1, 2010 and shall remain in full force and effect through December 31, 2010, both days inclusive, and provides coverage for losses discovered during the term of this Contract on bonds in force on January 1, 2010 and bonds written, renewed or assumed during the term of this Contract as respects all business classified by the Company as Contract Bond Business.
ARTICLE 5
SPECIAL TERMINATION
(This Article shall apply only to Reinsurers with an A.M. Best insurer financial strength rating of “A” or below or a Standard & Poor’s insurer financial strength rating of “A” or below at the effective date of this Contract.)
A.	The Company has the sole option to terminate the Reinsurer’s percentage share in this Contract at any time by giving written notice to the Reinsurer in the event of any of the following circumstances:
1.	The Reinsurer has been assigned an A.M. Best’s insurer financial strength rating below “A-“ or a Standard & Poor’s insurer financial strength rating below “A-“ (a Standard & Poor’s Insurance Solvency International rating of less than “BBB” shall apply as respects an alien Reinsurer other than Underwriting Members of Lloyd’s, London, and a Lloyd’s

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Syndicate Assessment (LSA) rating of less than three (3) shall apply as respects Underwriting Members of Lloyd’s London); or

2.	The Reinsurer’s policyholders’ surplus (or the equivalent under the Reinsurer’s accounting system) as reported in such financial statements of the Reinsurer as designated by the Company, has been reduced by 25% of the amount thereof from either the inception date of this Contract or from any date during the 12-month period preceding the inception of this Contract; or

3.	The Reinsurer ceases underwriting operations; or

4.	The Reinsurer has become insolvent or has been placed into liquidation or receivership (whether voluntary or involuntary), or there have been instituted against it proceedings for the appointment of a receiver, liquidator, rehabilitator, conservator, trustee in bankruptcy, or other agent known by whatever name, to take possession of its assets or control of its operations; or

5.	The Reinsurer has merged with or has become acquired or controlled by any company, corporation, or individual(s) not controlling the Reinsurer’s operations at the inception of this Contract; or

6.	The Reinsurer has retroceded its entire liability under this Contract without the Company’s prior written consent; or

7.	A state insurance department or other legal authority orders the Reinsurer to cease writing business, or the Reinsurer is placed under regulatory supervision.

8.	The Reinsurer receives a government-backed credit facility or capital infusion.
B.	Termination shall be effective as of the date such notice is sent and may be effected as run-off or cut-off at the sole discretion of the Company. Should termination be elected pursuant to the circumstances in paragraph A.(1.-3.), the provisions of the Contingent Collateral Article may also apply. If the Company elects termination on a cut-off basis, the reinsurance premium due the Reinsurer hereunder (including any minimum reinsurance premium) shall be pro rated based on the period of the Reinsurer’s participation hereon, and the Reinsurer shall immediately return any excess reinsurance premium received.

C.	The Company, at its sole discretion, may elect to commute the Reinsurer’s liability for losses and loss expenses paid by the Company but not recovered from the Reinsurer, plus reserves for losses and loss expenses incurred but not reported under the Contract.

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ARTICLE 6
REINSURER’S LIABILITY
The Reinsurer shall pay to the Company the amount of Net Loss on the Contract Bond Business of Each Principal in excess of the Company retention, but not exceeding the Limit of Liability of the Reinsurer for Each Principal as stated in the Schedule of Reinsurance below.
SCHEDULE OF REINSURANCE

Company Retention	$2,000,000
Limit of Liability of the Reinsurer for Each Principal	80% of $5,000,000
The Reinsurer’s total liability for all principals for losses discovered during the term of this Contract shall not exceed an All Principals Annual Aggregate Limit of $8,000,000.
ARTICLE 7
EXTENDED DISCOVERY
Prior to the expiration or termination of this Contract, the Company shall have the option of electing a 12-month extended discovery period subject to the following conditions precedent:
The Company shall notify the Reinsurer of its election to exercise the extended discovery period option prior to the expiration of this Contract.
The Company shall pay to the Reinsurer an additional premium for the extended discovery period equal to (i) 100% of the reinsurance rate in effect multiplied by (ii) the factor resulting from the unexhausted (based on incurred losses) All Principals Annual Aggregate Limit as of the date of expiration of the Contract divided by the All Principals Annual Aggregate Limit, subject to a minimum factor of 75%.
Payment of the premium for the extended discovery period coverage shall be made to the Reinsurer by the Company within 30 calendar days after the commencement of the 12-month extended discovery period. The Reinsurer’s limit of liability as set forth in the Reinsurer’s Liability Article, as respects losses discovered during the period consisting of the Contract term and the extended discovery period shall not exceed the original All Principals Annual Aggregate Limit of liability as set forth in the Reinsurer’s Liability Article.

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ARTICLE 8
DEFINITIONS
As used in this Contract:
“Company Retention” shall mean the Company shall retain for its own account the amount set forth as the Company Retention in the Schedule of Reinsurance as set forth in the Reinsurer’s Liability Article.
“Contract Bond Business” shall mean bonds, rated in the Contract Bond section of the Surety Association Manual, written by the Company on behalf of Each Principal.
“Discovered” shall mean the Company shall have discovered a loss when the Company has incurred a loss of $1,000,000 or more for Each Principal through the establishment of a reserve, payment of a loss or loss expenses, assumption of a liability to prevent a default, or a combination thereof.
“Each Principal” shall mean one or more firms or corporations under the same management or control, or one or more persons or entities for whom bonds were executed in reliance upon the indemnity of the same person, firm or corporation, or in reliance upon the indemnity of a related group of persons, firms or corporations.
“Net Loss” shall mean all loss and loss expenses payments made by the Company in the investigation, defense, settlement, or mitigation of claims or potential claims (including the prevention of default) on the Contract Bond Business of the Company and in the recovery or attempted recovery of such payments, plus 90% of Extra Contractual Obligations, if any, as defined herein, less salvage and subrogation recoveries and less amounts due from reinsurance which inures to the benefit of this Contract, whether collectible or not. Office expenses and salaries of employees of the Company or of any subsidiary or related or wholly owned company are not loss expenses. If the Company becomes insolvent, this definition shall be modified to the extent set forth in the Insolvency Article.
“Net Written Premium” shall mean the Company’s written premium on the business covered hereunder net of applicable returns and cancellations and net of premiums on inuring reinsurance.
ARTICLE 9
EXCLUSIONS
This Contract shall not apply to:

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1.	business accepted by the Company as reinsurance from other insurance companies or associations;

2.	any loss or liability accruing to the Company directly or indirectly from any business written by or through any pool or association including pools or associations under which membership by the Company is required under any statutes or regulations; or

3.	co-surety bonds not controlled in their entirety by the Company.
Any loss occurring on an excluded bond shall be ignored in determining the Company’s Net Loss for purposes of this reinsurance.
ARTICLE 10
SPECIAL ACCEPTANCES
Business not within the terms of this Contract may be submitted to the Reinsurer for special acceptance, and, if accepted by the Reinsurer, shall be covered hereunder, subject to all the terms and conditions of this Contract, except as modified by the special acceptance. Any special acceptance agreed to for a predecessor contract to this Contract shall automatically be covered hereunder, subject to no material change in exposure or credit quality.
ARTICLE 11
WARRANTY
The Company warrants that the maximum bonded work program shall not exceed $20,000,000 for Each Principal.
“Maximum bonded work program” shall mean the following:
1.	As respects principals for which the Company provides contract bonds primarily in connection with construction contracts, the greater of: (a) the maximum line of authority issued by the Company for construction contracts or supply contracts bonded by the Company, or (b) the uncompleted portion of bonded construction contracts or supply contracts, including the principal’s share of joint ventures, outstanding bids where the contract shall be bonded, and excluding cost-plus contracts not subject to guaranteed maximum prices, at the time a bond is executed.

2.	As respects principals for which the Company provides contract bonds either primarily in connection with contracts for manufacturing and/or supply and/or machinery made to special order, the greater of: (a) the maximum line of authority issued by the Company and outstanding at the time a bond is executed,

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or (b) the maximum of bond penalties for all bonds, including bids, known to the Company as outstanding at the time a bond is executed.
ARTICLE 12
OTHER REINSURANCE
The Company shall notify the Reinsurer in writing as soon as practical of any other excess reinsurance covering business which is subject to this Contract. The Company shall notify the Reinsurer of any changes in treaty share reinsurance arrangements as soon as practical.
ARTICLE 13
PREMIUM
The Company shall pay to the Reinsurer for each calendar quarter 10.0% of the Company’s Net Written Premium for business covered hereunder for said calendar quarter.
ARTICLE 14
REPORTS & REMITTANCES
Within 45 calendar days after each calendar quarter, the Company shall report to the Reinsurer its Net Written Premium for the business covered hereunder for said calendar quarter. The reinsurance rate set forth in the Premium Article shall be used to determine the reinsurance premium. Said due calculated premium shall be remitted by the Company with its report to the Reinsurer.
ARTICLE 15
NOTICE OF LOSS & SETTLEMENTS
All settlement of claims or losses in which the Reinsurer may be interested under this Contract made by or on behalf of the Company, whether by payment, compromise, or otherwise, shall be unconditionally binding upon the Reinsurer and the Reinsurer is bound to pay its portion of such settlement, subject to the terms of this Contract.
The Company is authorized in the handling of any claim or prospective claim or loss under any bond or undertaking to make any loan or advance, which amount shall be deemed a loss hereunder, or to guarantee a loan or advance made by others to either the principal on such bond or undertaking or in any other manner it shall so desire.

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Within 45 calendar days after each calendar quarter, the Company shall provide to the Reinsurer a report of losses incurred for that calendar quarter and a calculation of the Reinsurer’s portion of Net Loss. The Reinsurer shall pay to the Company the Reinsurer’s portion of Net Loss within 30 calendar days after receipt of the proof of loss from the Company. Any subsequent changes in the amount of Net Loss shall be reported by the Company to the Reinsurer, and the amount due either party shall be remitted within 30 calendar days after receipt of such report.
ARTICLE 16
SALVAGE & SUBROGATION
The Reinsurer shall be subrogated to the rights of the Company to the extent of its loss payments to the Company. The Company agrees to enforce its rights of salvage and subrogation by taking whatever action is necessary to recover its loss from an obligee, principal, indemnitor, or any other party who caused or contributed to its loss or part thereof, or to assign those rights to the Reinsurer, unless enforcement is waived by the mutual consent of the Company and the Reinsurer. Recoveries shall be distributed to the parties in an order inverse to that in which their liabilities accrued.
ARTICLE 17
EXTRA CONTRACTUAL OBLIGATIONS
This Contract shall protect the Company, as provided in the Business Covered Article, where the Net Loss includes any Extra Contractual Obligations. “Extra Contractual Obligations” shall be defined as those liabilities not covered under any other provision of this Contract and which arise from the handling of any claim on business covered hereunder, such liabilities arising because of, but not limited to, the following: failure by the Company to settle within the bond penalty amount, or by reason of alleged or actual negligence, fraud or bad faith in rejecting an offer of settlement or in the preparation of the defense or in the trial of any action against its insured or reinsured or in the preparation or prosecution of an appeal consequent upon such action.
The date on which any Extra Contractual Obligation is incurred by the Company shall be deemed, in all circumstances, to be the date of the original loss.
However, this Article shall not apply where the loss has been incurred due to the fraud of a member of the Board of Directors or a corporate officer of the Company acting individually or collectively or in collusion with any individual or corporation or any other organization or party involved in the presentation, defense or settlement of any loss covered hereunder.
In no event shall coverage be provided to the extent not permitted under applicable law.

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ARTICLE 18
OFFSET
The Company and the Reinsurer shall have the right to offset any balance or amounts due from one party to the other under the terms of this Contract The party asserting the right of offset may exercise such right at any time whether the balances due are on account of premiums or losses or otherwise. In the event of the insolvency of a party hereto, offsets shall be allowed only in accordance with the provisions of any applicable state statutes governing offset entitlement.
ARTICLE 19
CURRENCY
Where the word “Dollars” and/or the sign “$” appear in this Contract, they shall mean United States Dollars.
For purposes of this Contract, where the Company receives premiums or pays losses in currencies other than United States Dollars, such premiums or losses shall be converted into United States Dollars at the actual rates of exchange at which these premiums or losses are entered in the Company’s books.
ARTICLE 20
ACCESS TO RECORDS
Subject to the provisions of the Confidentiality Article and provided the Company receives reasonable prior notice, the Reinsurer, or its duly accredited representatives, shall have access to the non-privileged books and records (“records”) of the Company relating to premium and loss transactions under this reinsurance. Access shall be allowed during normal business hours, at the location where such records are kept in the usual course of business. Upon the Reinsurer’s request and at the Reinsurer’s expense, the Company may provide copies of the whole or part of such records. If the Company or the Reinsurer discover the inadvertent disclosure of privileged records, the parties agree that (a) such records or copies of records shall be returned immediately to the Company and (b) such inadvertent disclosure shall not constitute a waiver of any associated privilege to such records.
For purposes of this Article, “privileged” shall mean attorney/client privileged and privileged attorney work product as defined under applicable law.
The Reinsurer shall be permitted access to records only on the condition that either (a) there are no balances payable hereunder by the Reinsurer that are overdue or (b) the Reinsurer has funded all balances due hereunder either by establishing a Trust Agreement or a clean, irrevocable, and

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evergreen Letter of Credit, of which the Company shall be the beneficiary, as hereinafter provided.
Should the Reinsurer choose option (b) of the foregoing paragraph, the Reinsurer shall have the option of determining the method of funding provided that the issuing bank is consented to by the Company with such consent not being unreasonably withheld and (i) is approved by the NAIC Securities Valuation Office for Letters of Credit and (ii) if applicable, has been assigned a Credit Rating by the LACE Financial Corporation of “C” or above for both Letters of Credit and Trust Agreements. Such Trust Agreement and/or Letter of Credit shall be established under the laws of the state of New York and shall meet all requirements of the state regulatory authorities applicable to the Company. The Reinsurer is responsible for all costs associated with providing such Trust Agreement and/or Letter of Credit as required under this Article.
ARTICLE 21
INDEMNIFICATION AND ERRORS AND OMISSIONS
The Company shall be the sole judge as to what shall constitute a claim or loss covered under the Company’s Contract Bond Business, as to the Company’s liability thereunder, and as to the amount or amounts which it shall be proper for the Company to pay thereunder; and the Reinsurer shall be bound by the judgment of the Company as to the liability and obligations of the Company under any original Contract Bond Business reinsured hereunder.
Any inadvertent delay, omission or error shall not be held to relieve either party hereto from any liability which would attach to it hereunder if such delay, omission, or error had not been made, provided such omission or error is rectified as soon as possible after discovery.
ARTICLE 22
TAXES
The Company shall be liable for all premium taxes on business covered hereunder.
ARTICLE 23
INSOLVENCY
(This Article shall apply severally to each reinsured company referenced within the definition of “Company” in the Preamble to this Contract. Further, this Article and the laws of its domiciliary state shall apply in the event of the insolvency of any company covered hereunder. In the event of a conflict between any provision of this Article and the laws of the domiciliary state of any company hereunder, that domiciliary state’s laws shall prevail.)

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In the event of the insolvency of the Company, this reinsurance (or the portion of any risk or obligation assumed by the reinsurer, if required by applicable law) shall be payable directly to the Company, or to its liquidator, receiver, conservator or statutory successor, either: (1) on the basis of the liability of the Company, or (2) on the basis of claims filed and allowed in the liquidation proceeding, whichever may be required by applicable statute, without diminution because of the insolvency of the Company or because the liquidator, receiver, conservator or statutory successor of the Company has failed to pay all or a portion of any claim. It is agreed, however, that the liquidator, receiver, conservator or statory successor of the Company shall give written notice to the Reinsurer of the pendency of a claim against the Company indicating the Policy or bond reinsured, which claim would involve a possible liability on the part of the Reinsurer within a reasonable time after such claim is filed in the conservation or liquidation proceeding or in the receivership, and that during the pendency of such claim, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated any defense or defenses that it may deem available to the Company or its liquidator, receiver, conservator or statutory successor. The expense thus incurred by the Reinsurer shall be chargeable, subject to the approval of the court, against the Company as part of the expense of conservation or liquidation to the extent of a pro rata share of the benefit that may accrue to the Company solely as a result of the defense undertaken by the Reinsurer.
Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose defense to such claim, the expense shall be apportioned in accordance with the terms of this reinsurance Contract as though such expense had been incurred by the Company.
As to all reinsurance made, ceded, renewed or otherwise becoming effective under this Contract, the reinsurance shall be payable as set forth above by the Reinsurer to the Company or its liquidator, receiver, conservator or statutory successor, (except as provided by Sections 4118(a)(1)(A) and 1114(c) of the New York Insurance law applies) or except (1) where the Contract specifically provides another payee in the event of insolvency of the Company, or (2) where the Reinsurer, with the consent of the direct insured or insureds, has assumed such Contract Bond obligations of the Company as direct obligations of the Reinsurer to the payees. Then, and in the event only, the Company, with the prior approval of the certificate of assumption on New York risks by the Superintendent of Insurance of the State of New York, or with prior approval of such other regulatory authority as may be applicable, is entirely released from its obligation and the Reinsurer shall pay any loss directly to payees under such Contract Bond.
ARTICLE 24
ARBITRATION
As a condition precedent to any right of action hereunder, any dispute or difference between the Company and the Reinsurers relating to the interpretation or performance of this Contract, including its formation or validity, or any transaction under this Contract, whether arising before or after termination, shall be submitted to arbitration. Those Reinsurers involved in such dispute or difference shall be considered as one party for the purpose of this arbitration.

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Upon the written request of any party, such party shall choose an arbitrator, and the two chosen shall select a third arbitrator. If either party refuses or neglects to appoint an arbitrator within 30 calendar days after the receipt of written request for arbitration, the requesting party may appoint a second arbitrator. If the two arbitrators fail to agree on the selection of a third arbitrator within 30 calendar days of their appointment, each of them shall name three individuals, of whom the other shall decline two, and the decision shall be made by drawing lots. All arbitrators shall be active or former officers of insurance or reinsurance companies and disinterested in the outcome of the arbitration.
The arbitrators shall have the power to determine all procedural rules for the holding of the arbitration including but not limited to inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration. The arbitrators shall interpret this Contract as an honorable engagement and not as merely a legal obligation. While the arbitrators shall consider the custom and practice of the applicable insurance and reinsurance business, they shall be relieved of all judicial formality and shall not be bound by the strict rules of procedure and evidence. Within 30 calendar days after the notice of appointment of all arbitrators, the arbitrators shall meet and determine a timely period for discovery, discovery procedures and schedules for briefings and hearings.
The arbitrators may award interest and costs. Each party shall bear the expenses of its own arbitrator and shall share equally with the other party the expense of the third arbitrator and of the arbitration. The arbitrators are prohibited from awarding punitive, exemplary, and treble damages, of whatever nature in connection with any arbitration proceeding concerning this contract.
The decision in writing of the majority of the arbitrators shall be final and binding upon both parties. Judgment may be entered upon the final decision of the arbitrators in any court having jurisdiction.
The arbitration shall take place in Honolulu, Hawaii unless otherwise mutually agreed upon between the company and the Reinsurer.
This Article shall remain in full force and effect in the event any other provision of this Contract shall be found invalid or non-binding.

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ARTICLE 25
CHOICE OF LAW
This Contract shall be governed by and interpreted in accordance with the laws of the state of Hawaii, except as to rules regarding credit for reinsurance in which case the rules of all applicable states shall apply, without regard to any conflict of law provisions contained within.
ARTICLE 26
AGENCY
If more than one company is named as a party to this Contract, the first named company shall be deemed the agent of the other companies for purposes of sending or receiving notices required by the terms and conditions of this Contract, and for purposes of remitting or receiving any monies due any party. In no event however, shall any reinsured Company be deemed the agent of the other with respect to the terms of the Insolvency Article.
ARTICLE 27
CONTINGENT COLLATERAL
(This Article shall apply only to a Reinsurer with an A.M. Best insurer financial strength rating of “A” or below or a Standard & Poor’s insurer financial strength rating of “A” or below at the effective date of this Contract.)
(This Article shall not apply to Lloyd’s Syndicates who have satisfied their funding obligations to the Credit for Reinsurance Trust Fund (CRTF); however, in the instance where such funding requirements are reduced below 100%, then the provisions of this Article shall apply to any Lloyd’s Syndicate and funding shall be required for the difference between 100% of the Reinsurer’s Collateral, as defined in this Article, and the percentage of the Reinsurer’s Collateral funded to the CRTF.)
(This Article shall not apply to the Reinsurer who has already fully funded reserves, under this Contract, as per the provisions of the Funding of Reserves Article.)
At any time subsequent to the inception of this Contract, in the event that:
1.	the Reinsurer has been assigned an A.M. Best’s insurer financial strength rating below “A-“ or a Standard & Poor’s insurer financial strength rating below “A-“ (a Standard & Poor’s Insurance Solvency International rating of less than “BBB” shall apply as respects an alien Reinsurer other than Underwriting Members of Lloyd’s, London, and a Lloyd’s Syndicate Assessment (LSA) rating of less than three shall apply as respects Underwriting Members of Lloyd’s London); or

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2.	the Reinsurer’s policyholders’ surplus (or the equivalent under the Reinsurer’s accounting system) as reported in such financial statements of the Reinsurer as designated by the Company, has been reduced by 25% of the amount thereof from either the inception date of this Contract or from any date during the 12-month period preceding the inception of this Contract; or

3.	the Reinsurer ceases writing new or renewal assumed reinsurance business, the Company may require that the Reinsurer provide Letters of Credit and/or establish a Trust Agreement, at the Reinsurer’s own expense, to collateralize the sum of the following under this Contract, as reported by the Company (hereinafter the “Reinsurer’s Collateral”):
a.	the amount of loss and loss expense paid by the Company but not recovered from the Reinsurer;

b.	reserves for loss and loss expense reported and outstanding;

c.	reserves for loss and loss expense incurred but not reported; and

d.	if applicable, unearned premium.
Such Reinsurer’s Collateral shall be established by the Reinsurer within 10 business days of receipt by the Reinsurer of the Company’s written notice requesting the establishment of such Reinsurer’s Collateral, and the notice shall be sent by the Company, to the Reinsurer, via certified mail or internationally recognized overnight courier service. The Reinsurer’s Collateral shall be established and maintained in accordance with the provisions of the Funding of Reserves Article stated in this Contract. If a Trust Agreement is established, the Reinsurer shall select the trustee bank with the consent of the Company, with such consent not to be unreasonably withheld.
If the Reinsurer does not agree with the statement of the Reinsurer’s Collateral as furnished by the Company, a mutually agreed upon independent national actuarial firm shall be engaged to evaluate the Reinsurer’s Collateral. During such period of evaluation, the Reinsurer’s obligation to provide Reinsurer’s Collateral remains unchanged. The cost of the evaluation shall be shared equally between the Company and the Reinsurer. If the parties fail to agree on the selection of an independent national actuarial firm, each of the parties shall name two, of whom the other shall decline one, and the final decision shall be made by drawing lots. As respects the terms of this paragraph, any actuarial firm selected by drawing lots shall be disinterested in the outcome of the calculation and the employee of same engaged to evaluate the Reinsurer’s Collateral hereunder shall not be under the influence of either party hereto and shall be a Fellow of the Casualty Actuarial Society. It is agreed by the parties hereto that the Arbitration Article of this Contract shall not apply to the resolution of disputes arising under the terms of this paragraph. The evaluation by the independent national actuarial firm shall be binding on the Company and the Reinsurer with respect to the amount of the Reinsurer’s Collateral.

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The Reinsurer shall bear all costs associated with establishing and maintaining the Letters of Credit and/or Trust Agreements as described in this Article.
The failure of the Company to enforce any provision of this Article shall not constitute a waiver by the Company of any such provision, irrespective of how long such failure continues. The past waiver of any provision of this Article, by the Company, shall not constitute a course of conduct or a waiver of the Company’s rights in the future with respect to that same provision.
ARTICLE 28
FUNDING OF RESERVES
(This Article applies only to the Reinsurer who does not qualify for credit by any state or other governmental authority having jurisdiction over the Company’s loss reserves and/or to the Reinsurer to which the provisions of the Contingent Collateral Article apply should the Company exercise its option under such Article.)
A.	As regards Contract Bond Business issued by the Company coming within the scope of this Contract, the Company agrees that, when it shall file with the insurance regulatory authority or set up on its books reserves for unearned premium and losses covered hereunder which it shall be required by law to set up, it shall forward to the Reinsurer a statement showing the proportion of such reserves which is applicable to the Reinsurer. The Reinsurer hereby agrees to fund such reserves in respect of unearned premium, known outstanding losses that have been reported to the Reinsurer and loss expense relating thereto, losses and loss expenses paid by the Company but not recovered from the Reinsurer, plus reserves for losses and loss expenses incurred but not reported as shown in the statement prepared by the Company (hereinafter referred to as “Reinsurer’s Obligations”) by cash advances, Trust Agreement or a Letter of Credit. The Reinsurer shall have the option of determining the method of funding provided it is acceptable to the insurance regulatory authorities having jurisdiction over the Company’s reserves and provided that the issuing bank (i) is approved by the NAIC Securities Valuation Office for Letters of Credit and (ii) if applicable, has been assigned a Credit Rating by the LACE Financial Corporation of “C” or above for both Letters of Credit and Trust Agreements.

B.	When funding by a Letter of Credit, the Reinsurer agrees to apply for and secure timely delivery to the Company of a clean, irrevocable and unconditional Letter of Credit issued by a bank consented to by the Company with such consent not being unreasonably withheld, and containing provisions acceptable to the insurance regulatory authorities having jurisdiction over the Company’s reserves in an amount equal to the Reinsurer’s Obligations. Such Letter of Credit shall be issued for a period of not less than one year, and shall be automatically extended for one year from its date of expiration or any future expiration date unless 60 calendar days (90 calendar days where required by insurance regulatory authorities) prior to any expiration date the issuing bank shall notify the Company by certified or registered mail that the issuing bank elects not to consider the Letter of Credit extended for any additional period. At any time subsequent to the issuance of the Letter of

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Credit or establishment of the Trust Agreement, the Company may withdraw its consent to the use of an issuing bank, with such withdrawal right to be exercised in the Company’s reasonable discretion, and the Reinsurer shall move the collateral to another Company-approved issuing bank in accordance with the provisions of paragraph A.

C.	The Reinsurer and Company agree that the Letter of Credit, or other method of funding, provided by the Reinsurer pursuant to the provisions of this Article may be drawn upon at any time, notwithstanding any other provisions of this Contract, and be utilized by the Company or any successor, by operation of law, of the Company including, without limitation, any liquidator, rehabilitator, receiver or conservator of the Company for the following purposes:
1.	to reimburse the Company for the Reinsurer’s Obligations, the payment of which is due under the terms of this Contract and which has not been otherwise paid;

2.	to make refund of any sum which is in excess of the actual amount required to pay the Reinsurer’s Obligations under this Contract, or in excess of 102% of the Reinsurer’s Obligations if funding is provided by a Trust Agreement;

3.	to fund an account with the Company for the Reinsurer’s Obligations, or in excess of 102% of the Reinsurer’s Obligations if funding is provided by a Trust Agreement. If the assets are inadequate to pay taxes, any taxes due shall be paid by the Reinsurer;

4.	to pay the Reinsurer’s share of any other amounts the Company claims are due under this Contract.
D.	In the event the amount drawn by the Company on any Letter of Credit, or other method of funding, is in excess of the actual amount required for in paragraphs C.1. or C.3. above, or in the case of paragraph C.4. above, the actual amount determined to be due, the Company shall promptly return to the Reinsurer the excess amount so drawn. All of the foregoing shall be applied without diminution because of insolvency on the part of the Company or the Reinsurer.

E.	The issuing bank shall have no responsibility whatsoever in connection with the propriety of withdrawals made by the Company or the disposition of funds withdrawn, except to ensure that withdrawals are made only upon the order of properly authorized representatives of the Company.

F.	At annual intervals, or more frequently at the discretion of the Company but never more frequently than quarterly, the Company shall prepare a specific statement of the Reinsurer’s Obligations for the sole purpose of amending the Letter of Credit or other method of funding, in the following manner:
1.	If the statement shows that the Reinsurer’s Obligations exceed the balance of the Letter of Credit as of the statement date, the Reinsurer shall, within 15 days after receipt of notice of such excess, secure delivery to the Company of an amendment to the Letter of

Effective: January 1, 2010	Page 18 of 22

Credit increasing the amount of credit by the amount of such difference. Should another method of funding be used, the Reinsurer shall, within the time period outlined above, increase such funding by the amount of such difference.

2.	If, however, the statement shows that the Reinsurer’s Obligations are less than the balance of the Letter of Credit as of the statement date, the Company shall, within 15 days after receipt of written request from the Reinsurer, release such excess credit by agreeing to secure an amendment to the Letter of Credit reducing the amount of credit available by the amount of such excess credit. Should another method of funding be used, the Company shall, within the time period outlined above, decrease such funding by the amount of such excess.

3.	If the Reinsurer does not agree with the statement of the Reinsurer’s Obligations as furnished by the Company, a mutually agreed upon independent national actuarial firm shall be engaged to evaluate the Reinsurer’s Obligations covered under this Contract and such evaluation shall be binding upon the parties hereof. Such cost shall be shared equally between the Company and the Reinsurer. If the parties fail to agree on the selection of an independent national actuarial firm, each of the parties shall name two, of whom the other shall decline one, and the final decision shall be made by drawing lots. As respects the terms of this paragraph, any actuarial firm selected by drawing lots shall be disinterested in the outcome of the calculation and the employee of same engaged to evaluate the Reinsurer’s Obligations hereunder shall not be under the influence of either party hereto and shall be a Fellow of the Casualty Actuarial Society. It is agreed by the parties hereto that the Arbitration Article of this Contract shall not apply to the resolution of disputes arising under the terms of this paragraph. The evaluation by the independent national actuarial firm shall be binding on the Company and the Reinsurer.
G.	The Reinsurer shall be responsible for any and all costs and fees associated with the establishment and maintenance of any cash advance, Letter of Credit and/or Trust Agreement mandated by the provisions of this Article.

H.	The Reinsurer’s duty to fund hereunder is continuous and extends until the Company is satisfied that all of the Reinsurer’s Obligations under this Contract have been or shall be met. The Reinsurer’s liabilities under this Contract may extend beyond the time during which the Company shall be receiving premiums under the policies and beyond the termination of the policies or this Contract.

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ARTICLE 29
SERVICE OF SUIT
(This Article applies only to those Reinsurers not domiciled in the United States of America, and/or not authorized in any state, territory, and/or district of the United States of America where authorization is required by insurance regulatory authorities.)
This Article shall not be read to conflict with or override the obligations of the parties to arbitrate their disputes as provided for in the Arbitration Article. This Article is intended as an aid to compelling arbitration or enforcing such arbitration or arbitral award, not as an alternative to the Arbitration Article for resolving disputes arising out of this Contract.
In the event of the failure of the Reinsurer to perform their obligations under this Contract, the Reinsurer, at the request of the Company, shall submit to the jurisdiction of a court of competent jurisdiction within the United States of America. Nothing in this Article constitutes or should be understood to constitute a waiver of the Reinsurer’s rights to commence an action in any court of competent jurisdiction in the United States of America, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States of America or of any state in the United States of America. The Reinsurer, once the appropriate court is selected, whether such court is the one originally chosen by the Company and accepted by the Reinsurer or is determined by removal, transfer, or otherwise, as provided for above, shall comply with all requirements necessary to give said court jurisdiction and, in any suit instituted against the Reinsurer upon this Contract, shall abide by the final decision of such court or of any appellate court in the event of an appeal.
Service of process in such suit may be made upon Mendes and Mount, 750 Seventh Avenue, New York, New York 10019-6829. The above-named are authorized and directed to accept service of process on behalf of the Reinsurer in any such suit.
Further, pursuant to any statute of any state, territory or district of the United States of America that makes provision therefor, the Reinsurer hereby designates the Superintendent, Commissioner or Director of Insurance, or other officer specified for that purpose in the statute, or the successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Company or any beneficiary hereunder, arising out of this Contract, and hereby designates the above named as the person to whom the said officer is authorized to mail such process or a true copy thereof.
ARTICLE 30
SPECIAL PROVISION
At any time subsequent to the inception of this Contract:

Effective: January 1, 2010	Page 20 of 22

A.	should the ownership, control or management of the Company or the Reinsurer be altered or changed, in whole or in part, in such a way that receipt or payment of funds or any other contemplated transaction under this Contract would be prohibited by United States of America statute, regulation and/or other applicable law, or

B.	should the Company or the Reinsurer become subject to restrictions imposed by the United States government, so that receipt or payment of funds or any other contemplated transaction under this Contract would be prohibited by United States of America statute, regulation and/or other applicable law, the Company or the Reinsurer must immediately notify the other party of same in writing via certified, registered, or internationally recognized overnight courier service, and the obligation to pay or receive funds or otherwise perform under this Contract shall be suspended until such time as the Company or the Reinsurer are authorized by applicable law, regulation, or license to perform under this Contract.
ARTICLE 31
CONFIDENTIALITY
The Reinsurer hereby acknowledges that the documents, information and data provided to it by the Company, whether directly or through an authorized agent, in connection with the placement, execution, or performance of this Contract (hereinafter called the “Confidential Information”) are proprietary and confidential to the Company. Confidential Information shall not include documents, information or data that the Reinsurer can show: (i) is publicly known or has become publicly known through no unauthorized act of the Reinsurer, (ii) has been rightfully received from a third person without obligation of confidentiality, or (iii) was known by the Reinsurer prior to the placement of this Contract without an obligation of confidentiality.
The Reinsurer agrees not to disclose any Confidential Information without the written consent of the Company; however, the Reinsurer may disclose such Confidential Information, in the ordinary course of business, to its employees, attorneys, intermediaries used for purchase of any retrocessional covers that protect the Reinsurer’s liability under this Contract, retrocessionaires, auditors, or accountants, as the Reinsurer deems necessary and the Reinsurer shall verbally advise such entities of the obligations contained in this Article, and shall be bound by the provisions of this Article, or regulatory agencies, arbitration panels or courts of law.
ARTICLE 32
ENTIRE AGREEMENT
This Contract constitutes the entire agreement between the parties with respect to matters set forth in this Contract and there are no other oral or written understandings or agreements

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between the parties. No amendment, alteration, or modification of this Contract shall be valid unless expressed in a written instrument duly executed by each of the parties hereto.
Notwithstanding the foregoing, in the event of any dispute between the parties to this Contract, this Article shall not, in any way, form, or manner, prevent, preclude, bar, and/or hinder the introduction and/or admission into evidence of any correspondence between the parties regarding the intent of the parties to this Contract, including, but not limited to, placement correspondence between the parties and/or underwriting representations made to the Reinsurer.
IN WITNESS WHEREOF the parties acknowledge that no intermediary is involved in or brought about this transaction, and the parties hereto, by their authorized representatives, have executed this Contract:
on this 6th day of December 2010
FIRST INSURANCE COMPANY OF HAWAII, LTD.
FIRST INDEMNITY INSURANCE OF HAWAII, INC.
FIRST FIRE & CASUALTY INSURANCE OF HAWAII, INC.
FIRST SECURITY INSURANCE OF HAWAII, INC.

By:	Vice President, Treasurer & CFO

Printed Name:

Attested by:	Assistant Vice President
and on this 2nd day of December 2010
WESTERN SURETY COMPANY

By:

Printed Name:

Attested by:

Effective: January 1, 2010	Page 22 of 22